SUB-ITEM 77C: Submission of matters to a vote of securityholders

A special meeting of shareholders of Credit Suisse New York Tax
Exempt Fund, Inc. was held on December 30, 2004 to vote on the following matter: Approval of plan of Liquidation, Dissolution and Termination of the Fund

For:   12,582,330.060 shares

Against:   121,179.490 shares

Abstain:  16,394 shares